Exhibit 99.14

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	12	04	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,364	3,760
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.45	£2.51

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
ROBERT JOHN EASTWOOD	Ordinary	537

Address
122 HADLOW ROAD TONBRIDGE KENT
UK postcode TN9 1PA

Name	Class of shares allotted	Number allotted
IAN HEYLINGS	Ordinary	537

Address
60 GOLDTHORNE AVENUE SHELDON BIRMINGHAM WEST MIDLANDS
UK postcode B26 3LE

Name	Class of shares allotted	Number allotted
JOHN MICHAEL HUNT	Ordinary	268

Address
33 WOODHEYS DRIVE SALE CHESHIRE
UK postcode M33 4JB

Name	Class of shares allotted	Number allotted
MICHAEL COATH RAWLINGS	Ordinary	806

Address
THE LAURELS CHURCH PARK ST MELLION SALTASH CORNWALL
UK postcode PL12 6RG

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	Date
A director/secretary/administrator/administrative receiver/receiver manager/receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
BARRY SHARP	Ordinary	537

Address
3 WILNCOTE ROAD SOLIHULL WEST MIDLANDS
UK postcode B91 1BU

Name	Class of shares allotted	Number allotted
GREG VINEY	Ordinary	1,075

Address
109 WILLOW ROAD ENFIELD MIDDLESEX
UK postcode EN1 3BP

Name	Class of shares allotted	Number allotted
ANDREW CHARLES EVANS	Ordinary	904

Address
APRIL COTTAGE NORTH LANE BICKINGTON DEVON
UK postcode EX31 2JN

Name	Class of shares allotted	Number allotted
IAN HEMMENS	Ordinary	226

Address
26 LANSDOWN TERRACE YEO VALE BARNSTAPLE DEVON
UK postcode EX32 7AW

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date
A director/secretary/administrator/administrative receiver/receiver manager/receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
ROBERT CEDRIC HYDE	Ordinary	5,652

Address
16 WOODBRIDGE CLOSE ST PETER THE GREAT WORCESTER WORCESTERSHIRE
UK postcode WR5 3BJ

Name	Class of shares allotted	Number allotted
ROD TATE	Ordinary	1,130

Address
207 MAIN ROAD HAWKWELL HOCKLEY ESSEX
UK postcode SS5 4EQ

Name	Class of shares allotted	Number allotted
KAREN WATKINS	Ordinary	452

Address
23 GREENLANDS ROAD EAST COWES ISLE OF WIGHT
UK postcode PO32 6HS

Name	Class of shares allotted	Number allotted
	Ordinary

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 18/04/05
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform